SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Rag Shops, Inc.
(Name of Subject Company)

Rag Shops, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

750624108
(CUSIP Number of Class of Securities)

Jeffrey C. Gerstel
President and Chief Operating Officer
Rag Shops, Inc.
111 Wagaraw Road
Hawthorne, New Jersey 07506-2711
Telephone: (973) 423-1303
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communication on Behalf of the Person(s) Filing Statement)

COPY TO:

Steven R. Kamen, Esq.
Sills Cummis Epstein & Gross P.C.
One Riverfront Plaza
Newark, New Jersey 07102-5400
Telephone: (973) 643-7000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 22, 2004, Rag Shops, Inc., a Delaware corporation ("Rag Shops"), filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relating to a tender offer commenced by Crafts Retail Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Crafts Retail Holding Corp., a Delaware corporation, and an affiliate of Sun Capital Partners, Inc. on September 22, 2004 to purchase all of the outstanding shares of Rag Shops' common stock, par value $0.01 per share, other than shares already owned by Purchaser. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule14D-9.

The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

Certain contracts, agreements, arrangements or understandings between Rag Shops or its affiliates and certain of its directors and executive officers and between Rag Shops and Parent and Purchaser are, except as noted below, described in the Information Statement that is attached as Annex B to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference to the Information Statement and this Statement, to our knowledge, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Rag Shops or its affiliates and (1) Rag Shops or its executive officers, directors or affiliates or (2) Parent, Purchaser, or their respective executive officers, directors or affiliates.

The Acquisition Agreement

We incorporate by reference the summary of the material provisions of the Acquisition Agreement with Parent and Purchaser and a statement of the material conditions to the Offer which are included in Sections 11 and 14, respectively, of the Offer to Purchase. The summary of the Acquisition Agreement is qualified in its entirety by reference to the Acquisition Agreement, which is filed as Exhibit (e)(1) hereto, and we incorporate it herein by reference. The summary may not contain all of the information that is important to you. Accordingly, you should carefully read the Acquisition Agreement in its entirety for a more complete description of the matters summarized in the Offer to Purchase.

Stock Purchase Agreement

As an inducement to enter into the Acquisition Agreement, Stanley Berenzweig, Doris Berenzweig, The Doris and Stanley Berenzweig Charitable Foundation Inc., Mona Adelson, Gail Loia, Steven Barnett and Judith Lombardo concurrently executed a Stock Purchase Agreement with the Parent and the Purchaser on the date of the Acquisition Agreement (the "Stock Purchase Agreement") pursuant to which they have, among other things, sold all of the shares of Common Stock owned by them to the Purchaser at purchase price of $4.30 per share in cash. Prior to the execution of the Stock Purchase Agreement, Mr. Berenzweig was the chairman of our board and our chief executive officer and Mrs. Berenzweig, his spouse was our secretary. Ms. Adelson and Ms. Loia are the daughters of Mr. and Mrs. Berenzweig. Mrs. Lombardo is our senior vice-president and Mr. Barnett is our executive vice president and treasurer. A total of 2,671,199 shares of our Common Stock was acquired by the Purchaser pursuant to the Stock Purchase Agreement, which represents approximately 55.7% of the total issued and outstanding shares of Common Stock of Rag Shops, for a total purchase price of $11,486,155.70.

Each selling stockholder agreed to (1) during the period commencing on September 13, 2004, and ending on the earlier of (x) two years after the termination of the Acquisition Agreement in accordance with its terms and (y) consummation of the Merger, such stockholder will not acquire any securities or assets of Rag Shops (except for shares acquired upon the exercise of Rag Shops stock options ("Stock Options")), and (2) with respect to any shares of Common Stock issuable upon the exercise of Stock Options that are not cancelled pursuant to the Acquisition Agreement, each selling stockholder agrees to validly tender in accordance with the terms of the Offer, all such shares unless the Acquisition Agreement is validly terminated in accordance with its terms.

Prior to the Effective Time, Rag Shops, and from and after the Effective Time, we have agreed to indemnify each selling stockholder under the Stock Purchase Agreement against any losses, claims, damages, liabilities, costs, expenses and the like in connection with any threatened or actual claim in which such selling stockholder is, or is threatened to be, made a party as a result of the Stock Purchase Agreement.

The summary of the Stock Purchase Agreement is qualified in its entirety by reference to the Acquisition Agreement, which is filed as Exhibit (e)(2) hereto, and we incorporate it herein by reference.

Agreements Between Rag Shops and Our Executive Officers and Other Employees

Effect of the Merger On Employee Benefit Plans and Stock Plans

For a period of three months following the Effective Time, Parent will, or will cause the surviving corporation to provide to each of our employees employed by us prior to the Merger that remains an employee of Rag Shops after the Effective Time, with employee benefits that are substantially similar, in the aggregate, to the benefits currently provided to our employees. Parent may, or may cause the surviving corporation to, comply with the prior sentence by either (1) retaining Rag Shops' benefit plans in their form or, in Parent's discretion, amending such plans as provided therein, or (2) terminating such plans and enabling our employees to participate in its employee benefit plans, if any. To the extent permitted pursuant to Parent's benefit plans, Parent will, or will cause the surviving corporation to: (1) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees under any welfare plan that the employees may be eligible to participate in after the Effective Time to the extent waived or satisfied under the applicable corresponding benefit plan immediately prior to the Effective Time; (2) provide each employee with credit for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employee is eligible to participate in after the Effective Time for any co-payments and deductibles paid under a corresponding benefit plan for the year in which the Effective Time occurs; and (3) provide each employee with credit for all purposes for all service with us and our affiliates under each employee benefit plan, program, or arrangement of the Parent or its affiliates in which such employee is eligible to participate to the extent such service was credited for similar purposes under similar benefit plans; provided, however, that in no event shall the employees be entitled to any credit (A) under any defined benefit pension plan of Parent or its subsidiaries (other than the surviving corporation and its subsidiaries) or (B) to the extent that it would result in a duplication of benefits with respect to the same period of service.

Stock Options

We maintain the following stock option plans: (1) the Rag Shops, Inc. 1991 Stock Option Plan, (2) the Rag Shops, Inc. 1999 Stock Incentive Award Plan and (3) the Rag Shops Inc. 2002 Stock Option Plan. Our board of directors has adopted such resolutions and will in the future take such other actions (if any), as may be required to: (a) permit the exercise of each stock option outstanding as of the date of this Acquisition Agreement (whether or not vested and exercisable); and (b) cause the cancellation of each stock option outstanding at the consummation of the Offer. In addition, we may seek the consent of each holder of a stock option to amend such stock option in order to provide that it will, without further action of the holder thereof, be cancelled upon consummation of he Offer and converted into the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $4.30 over the applicable exercise price of such stock option by with an exercise price less than the $4.30 by (y) the total number of shares of our Common Stock subject to such stock option

(whether or not vested or exercisable); and we shall, and Purchaser shall advance funds to us to, pay such amount promptly after such consummation to the holder of each such stock option. Assuming that each outstanding stock option with an exercise price in excess of $4.30 is cancelled and the holder thereof receives the amount to which it is entitled under the Acquisition Agreement, Purchaser shall pay to those holders an aggregate amount equal to $214,194.30, of which approximately $82,000 is payable to Jeffrey C. Gerstel, $29,400 is payable to Steven B. Barnett and $29,400 is payable to Judith Lombardo.

Retention Bonuses

In February and March of 2004, a committee consisting of our compensation committee members and our audit committee members established a pool of $838,500 for bonuses to employees as a means of retaining the services of those employees who are instrumental in the successful completion of the Offer and Merger. From this pool, Jeffrey C. Gerstel, Steven B. Barrett, Judith Lombardo, Bruce Miller, Leonard M. Settanni, Patricia Dahlem and John Alberto will receive lump sum payments equal to $100,000, $145,000, $10,000, $50,000, $30,000 and $30,000, respectively, if the terms set forth in their respective change in control agreements are met. More information regarding the foregoing may be found in our Information Statement attached hereto as Annex B.

Arrangements with Respect to Our Board of Directors

Indemnification, Exculpation and Insurance

The Acquisition Agreement provides that the surviving corporation shall, and Parent shall cause the surviving corporation to, indemnify, to the full extent permitted under applicable law, the present and former directors and officers of Rag Shops and its subsidiaries in respect of actions taken prior to and including the Effective Time in connection with their duties as directors or officers of Rag Shops or its subsidiaries (including in connection with the Offer and the Merger). The Acquisition Agreement also provides that for at least six years after the Effective Time, the surviving corporation will, and Parent shall cause the surviving corporation to, maintain in effect directors' and officers' liability insurance covering the persons who are currently covered by the existing directors' and officers' liability insurance of Rag Shops with respect to actions that have taken place prior to or at the Effective Time, on terms and conditions (including coverage amount) no less favorable to such persons than those in effect under the existing directors' and officers' liability insurance of Rag Shops.

Pursuant to the Acquisition Agreement, prior to the date of this Statement, Rag Shops purchased a "tail" policy with a premium equal to $108,524.

Agreements with Sun or its Affiliates

Management Services Agreement

Concurrent with the execution of the Acquisition Agreement, we entered into a Management Services Agreement (the "Management Agreement") with Sun Capital Partners Management III, LLC ("Sun Management"), an affiliate of the Parent and the Purchaser, pursuant to which Sun Management will render management and consulting services to us regarding our business and such other services relating to the us as our board of directors or our executive officers may from time to time request. The term of the Management Agreement will commence on September 13, 2004, and shall continue until the tenth anniversary of that date. However, the Management Agreement may be earlier terminated by us if the percentage of our outstanding equity owned by Parent, Purchaser, Sun Management or any affiliate of such parties (taken as a group) falls below 30%. In exchange for their services, we will pay Sun Management a fee in quarterly installments equal to the greater of (i) $400,000 or (ii) 6% of the Company's EBITDA, determined without taking into consideration the fees payable pursuant to the Management Agreement, as determined by our independent auditors with respect to each fiscal year. On the date of the Acquisition Agreement, we paid to Sun Management in cash a fee equal to $83,516, representing the pro rata portion of the Management fee for the quarter ending November 29, 2004. In addition, we will reimburse Sun Management for its reasonable out-of-pocket fees and expenses incurred in the performance of their services. We will also pay Sun Management a consulting fee, in cash, equal to 1% of the aggregate consideration paid to or by us, our subsidiaries or our stockholders in connection with events such as acquisitions, mergers, consolidations, business combinations and the like. This fee was payable in connection with the execution of the Acquisition Agreement and the Stock Purchase Agreement.

We incorporate by reference the full text of the management services agreement which we filed as Exhibit (e)(3) to this Statement.

Confidentiality Agreement

On May 13, 2004, our financial advisors, SunTrust, a division of SunTrust Capital Markets, Inc. ("SunTrust"), executed as our agent a confidentiality agreement with Sun. The confidentiality agreement contains customary provisions pursuant to which, among other things, Sun agreed on behalf of itself and its representatives, subject to limited exceptions, to maintain the confidentiality of nonpublic, confidential or proprietary information furnished to it and to use the confidential information solely in connection with evaluating a business combination with us. In addition, Sun agreed not to disclose to any third parties the fact that negotiations were taking place.

We incorporate by reference the full text of the confidentiality agreement which we filed as Exhibit (e)(4) to this Statement.

Letter of Intent

On August 3, 2004, we entered into a non-binding letter of intent with Sun. The letter of intent contains customary provisions pursuant to which, among other things, we agreed that for a period of 30 days not we, nor our any of our subsidiaries or affiliates, nor any of their respective directors, officers, managers, employees, agents advisors or representatives will solicit offers for, or discuss, a possible sale, merger combination, consolidation, restructuring, recapitalization, refinancing or other disposition of all or any material part of us, or our subsidiaries or any of our or our subsidiaries assets or issued or unissued capital stock with any other party other than Sun, or provide any information to any party other than Sun in that connection, subject to limited, but customary, exceptions.

On September 10, 2004, we executed a letter with Sun extending Sun's exclusivity period set forth in the letter of intent through and including September 17, 2004.

We incorporate the full text of the letter of intent and the extension letter which we filed as Exhibit (e)(5) and Exhibit (e)(6), respectively, to this Statement.

Mutual Releases, Funding Agreement and Escrow Agreement

Stanley Berenzweig and Doris Berenzweig resigned as executive officers of Rag Shops (and Mr. Berenzweig resigned as a director of Rag Shops), effective immediately prior to the execution of the Acquisition Agreement. In connection with Mr. and Mrs. Berenzweig's resignations, Rag Shops and each of Mr. and Mrs. Berenzweig executed a general release on the date of the Acquisition Agreement that covered all claims except for, among other things, claims arising under or related to the Stock Purchase Agreement, the Acquisition Agreement, any indemnification arrangement between the company and either of them. We incorporate the full text of each mutual release which are filed as Exhibit (e)(7) and (e)(8) to this Statement, respectively.

In addition, concurrent with the execution of the Acquisition Agreement Mr. Berenzweig entered into a funding agreement with Rag Shops (the "Funding Agreement"). Pursuant to the Funding Agreement, Mr. Berenzweig agreed to fund assessments, losses, damages, liabilities, costs and expenses, including interest, fines, penalties, fees, disbursements and amounts paid in settlement (including any reasonable legal fees and associated expenses) related to certain currently pending, threatened or potential litigation, up to a maximum of $750,000. Sun Capital requested that Mr. Berenzweig enter into the Funding Agreement in order to provide Rag Shops with some protection against the cost and expense associated with such litigation after Sun Capital acquired our common stock pursuant to the Stock Purchase Agreement. In connection with the Funding Agreement, Mr. Berenzweig agreed to deposit, pursuant to an escrow agreement (the "Escrow Agreement") among himself, Rag Shops and Hughes Hubbard & Reed LLP, as escrow agent, $750,000, to be held in escrow, to satisfy any of Mr. Berenzweig's obligations under the Funding Agreement.

We incorporate the full text of the Funding Agreement and the Escrow Agreement which are filed as Exhibit (e)(9) and (e)(10) to this Statement, respectively.

As of the date of this Statement, none of our executive officers has received, or has any arrangement or agreement to receive, any equity or other similar interest in Rag Shops following the consummation of the transactions contemplated by our Acquisition Agreement and the Stock Purchase Agreement.

Item 4.    The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

Background of the Offer; Contacts with Sun

In early 2004, certain of our executive officers and members of our board discussed our financial condition and determined that it would be advisable to engage an investment banking firm to serve as our financial advisor to explore our strategic alternatives.

During February 2004, certain members our board interviewed several investment banking firms to act as its financial advisor. On February 24, 2004, SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., or SunTrust, met with our board of directors and presented a number of strategic alternatives for the company, including maintaining the status quo, raising capital in the public and private markets, acquiring other businesses and a sale of the company. SunTrust also summarized its expertise in the retail sector and its bank affiliation and reviewed our present situation.

Our board determined to negotiate an engagement agreement with SunTrust, after considering relative to the other firms interviewed, among other things, SunTrust's national reputation, fees, depth of experience in the retail sector and SunTrust's ability to conduct a fairness analysis of any proposed transaction.

An engagement agreement with SunTrust was executed on February 24, 2004. Under the engagement agreement, SunTrust was engaged as the board's exclusive financial advisor to assist the board in considering various strategic alternatives, including, determining whether a sale of the company was advisable and, if so, identify opportunities for such sale, to assist the board in negotiating the financial aspects and facilitate the consummation of any such acquisition and, if requested, to render an opinion with respect to the fairness, from a financial point of view, to our stockholders of the consideration to be received in any such acquisition. The engagement agreement is more fully discussed below under "—Persons Retained, Employed, Compensated or Used". At the February 24, 2004 meeting, the board also considered the risk that members of management might decide to terminate their employment with us if the board chose to proceed with a sale of the company. The board believed that there was a risk to our business and to our ability to maximize the value to our stockholders upon a sale of our company if we were unable to retain the services and cooperation of our management and that it would be necessary to consider ways to properly provide assurances to management so that they would be in a position to assist the board in maximizing stockholder value in a transaction. Accordingly, the board, after discussion and deliberation, decided to grant retention bonuses in connection with a change in control of our company to promote the retention of key members of our management team through the sale process.

Later that same day we issued a press release stating that we had retained SunTrust to provide financial advisory services and review possible strategic alternatives for us, including a sale, merger or other corporate transaction in an effort to maximize stockholder value. Our board determined, after weighing a number of factors, including our depressed stock price, our inability to further leverage the company and our lack of a management succession plan, that the sale of the company was our best alternative. SunTrust was then authorized by the board to prepare a confidential offering memorandum, to conduct a market check by identifying and contacting potential strategic and financial buyers, to provide informational materials regarding our company (subject to the execution of a confidentiality agreement) and to negotiate with parties that express interest in acquiring us.

Between March 5, 2004, and April 13, 2004, SunTrust conducted a preliminary analysis of our company and prepared, with our assistance, a confidential memorandum which contained a brief discussion of our business as well as certain financial information.

SunTrust also promptly commenced the process of identifying and contacting potential strategic and financial buyers. From April 2004 through June 2004, SunTrust contacted or was contacted by 115 potential bidders, including 29 strategic buyers (some of whom are direct competitors of ours) and 86 financial buyers, including Parent, about the possibility of acquiring us or entering into another strategic transaction with us.

Of the 115 potential buyers contacted by SunTrust, 36 signed confidentiality agreements (of which 4 were strategic buyers and 32 were financial buyers), providing them with access to the confidential offering memorandum and additional information about us.

On May 13, 2004, Sun executed a confidentiality agreement with SunTrust, who executed the agreement on our behalf. Representatives of SunTrust and Sun had numerous conferences over the next several weeks with respect to the company.

During the week of June 3, 2004, SunTrust received initial indications of interest from 7 potential bidders, all of whom were financial buyers. Meetings between our management, SunTrust and 6 of the potential bidders, including Sun, were held between June 14, 2004 and July 13, 2004.

On July 13, 2004, SunTrust sent out process letters, together with a draft of the Acquisition Agreement prepared by Sills Cummis Epstein & Gross P.C., our legal counsel, to 6 of the potential bidders. The process letters asked the potential bidders to submit a non-binding proposal to acquire the company by July 22, 2004. SunTrust also requested that any proposal be accompanied by the bidder's comments to the Acquisition Agreement and specify any conditions to which the proposal would be subject.

In response to the process letters, SunTrust received 4 non-binding written acquisition proposals by the close of business on July 27, 2004: the proposal from Sun and 3 from other financial buyers.

On July 27, 2004, Sun sent SunTrust its non-binding proposal to acquire all of the fully-diluted outstanding shares of our common stock by means of a cash tender offer or merger at a price of $4.17 per share plus the assumption of our debt as of the closing date. The proposal was subject to certain conditions, including the satisfactory completion of Sun's due diligence investigation and the negotiation and execution of definitive documents. In addition, the proposal requested a 60 day exclusivity period and assumed a normalized level of working capital. Sun also sent to SunTrust its preliminary comments to the Acquisition Agreement. SunTrust engaged in preliminary discussions with Sun with respect to its proposals. During this time, SunTrust also continued discussions with each of the other bidders concerning their proposals.

On July 29, 2004, our board of directors met to discuss, among other things, the status of discussions with parties potentially interested in strategic transactions with us, including Sun. Also in attendance were representatives of Sills Cummis and SunTrust. SunTrust reviewed in detail the process that resulted in the expression of interest from Parent (and the expressions of interest from others) and indicated that it had substantially completed the process of soliciting proposals. SunTrust then highlighted for the board the 4 proposals received by SunTrust. Sills Cummis then discussed the details of the proposals in greater depth. At the conclusion of the meeting, the board instructed SunTrust to provide additional information to the bidders and to solicit final and best proposals from each bidder.

Following the meeting of our board, SunTrust contacted the bidders and provided them with information concerning our underaccrual related to our health insurance costs and our overaccrual related to our inventory. Over the next few days, our board of directors met several times to discuss the status of negotiations.

On August 2, 2004, SunTrust contacted Sun and asked Sun to raise its proposed offer price to $4.30 per share, to eliminate the normalized working capital assumption, to assume the payment of the outstanding stock options and to reduce the exclusivity period from 60 days to 30 days. Sun agreed to these terms telephonically, with an additional condition that the 30 day exclusivity period would be extended by 15 days if Sun still needed more information from the Rag Shops. SunTrust also contacted each of the other bidders and asked them to raise their proposed offer price by noon on August 3, 2004.

On August 3, 2004, Sun submitted a revised non-binding written proposal to acquire all of the fully-diluted outstanding shares of our common stock by means of a cash tender offer or merger at a price of $4.30 per share plus the assumption of debt and agreed and to shorten the exclusivity period to 30 days so long as there was an option to extend the exclusivity period by 15 days if we have not timely provided Sun with the information it reasonably needs to complete its evaluation of us. This proposal superceded Sun's July 27, 2004, proposal. The proposal was subject to certain conditions, including the satisfactory completion of Sun's due diligence investigation and the negotiation and preparation of definitive agreements. Sun also agreed to remove the assumption that there be a normalized level of working capital. No other revised proposals were received from the other bidders.

On August 3, 2004, our board of directors held a meeting for the purpose of evaluating the revised proposals. In attendance were all of the members of our board, representatives of SunTrust and representatives of Sills Cummis. SunTrust presented a comparative analysis of the bids and discussed the bids in detail with the board. Sills Cummis then reviewed the proposals in greater depth. At the conclusion of the discussions, the board determined that it should enter into exclusive discussions with Sun, a condition precedent to Sun's willingness to proceed. The determination was based on a consideration of Sun's proposed purchase price of $4.30 per share, which represented a premium over the next highest bid, as well as a consideration of the terms, conditions and contingencies of the bid (including, among other things, the fact that Sun's proposal did not have any financing contingency), Sun's proposed timeline for due diligence and negotiation, Sun's proven record of successfully completing similar transactions, Sun's financial commitment and level of effort at this point in the process and the assessment of the likelihood that the proposed transaction would be successfully completed. The board was particularly impressed with Sun's interest in completing the Offer and Merger as soon as possible. At that meeting, the board approved Sun's proposal and executed a non-binding letter of intent.

Following that meeting, SunTrust contacted the remaining bidders and informed them that we had executed a non-binding letter of intent with another party.

On August 5, 2004, in furtherance of Sun's due diligence investigation of us, representatives of Sun visited our offices and facilities and met with members of our management. Sun's accountants, insurance advisors and benefits advisors also visited our facilities in connection with their due diligence investigation of us.

During the month of August, in furtherance of Sun's due diligence investigation of us, Hughes Hubbard & Reed LLP, legal counsel to Sun, Parent and Purchaser, held multiple telephonic meetings with Sills Cummis and us to discuss legal due diligence items.

On August 10, 2004, Sills Cummis sent a memo to Hughes Hubbard in response to Sun's comments to the Acquisition Agreement. The parties then engaged in negotiations of the specific terms of the Acquisition Agreement. Negotiations continued through the month of August until September 7, 2004. Among the more significant issues negotiated were the termination provisions, the representations and warranties to be made by us and the conditions to the consummation of the offer and the merger.

On or about August 29, 2004, Hughes Hubbard sent to Sills Cummis a draft of the Stock Purchase Agreement among Parent and certain of our stockholders pursuant to which they agreed to sell to Purchaser approximately 55.7% of our outstanding common stock at a price per share equal to $4.30. Counsel for the selling stockholders, Wolff & Samson PC, and Hughes Hubbard proceeded to negotiate the stock purchase agreement through the remainder of August through September 7, 2004.

On September 7, 2004, our board of directors convened a meeting for the purpose of determining whether to approve the Acquisition Agreement and the Stock Purchase Agreement. At that meeting, prior to any board action, Sills Cummis reviewed the board's fiduciary duties and the material terms of the Acquisition Agreement, including the termination provisions and break-up fees. SunTrust rendered to the board an oral opinion (which opinion was confirmed by the delivery of a written opinion, dated September 13, 2004) to the effect that, as of the date of the opinion, and based upon and subject to certain matters stated in the opinion, the $4.30 net per share cash consideration to be received in the Offer and the Merger was fair, from a financial point of view, to our stockholders. Our board of directors, upon reviewing SunTrust's fairness opinion and SunTrust's financial presentation, adopted SunTrust's conclusions and financial analysis. After further discussion and the evaluation of a number of factors, including those described below under "—Board's Recommendations", our board of directors, with Stanley Berenzweig and Jeffrey Gerstel abstaining, unanimously approved the Acquisition Agreement, the stock purchase agreement and other related agreements.

The same day Parent advised us that its board of directors acted by unanimous consent to approve the Offer and the Merger, subject to resolution of outstanding issues and finalization of definitive documentation.

On September 10, 2004, we were informed by Parent that it was not in a position to execute the Acquisition Agreement, the Stock Purchase Agreement and the related documents because Hurricane Ivan was expected to make landfall in Florida on September 11 or 12 and Parent was afraid of the impact Hurricane Ivan could have on our business by destroying one or more of our stores. Later that same day, we signed a letter with Sun extending Sun's exclusivity period set forth in the letter of intent through and including September 17, 2004.

The Acquisition Agreement, the Stock Purchase Agreement and other related agreements were executed, effective as of September 13, 2004, and the transaction was announced publicly through a press release issued by us on September 13, 2004.

On September 22, 2004, in accordance with the Acquisition Agreement, the Purchaser commenced the Offer.

On October 4, 2004, in accordance with the terms of the Acquisition Agreement, Rodger Krouse, Marc J. Leder, T. Scott King and Clarence E. Terry, all nominees of Parent, became directors of Rag Shops.

Neither Sun, Parent nor Purchaser assumes responsibility for the accuracy or completeness of any information contained herein regarding Rag Shops discussions with any person, other than Sun, Parent, Purchaser, and their representatives, or regarding any matters involving Rag Shops or its board of directors, other than matters in which Sun, Parent, Purchaser or their representatives directly participated. All such information has been provided to Sun, Parent and Purchaser by Rag Shops for inclusion herein.

Basis for SunTrust's Fairness Opinion

The full text of SunTrust's written fairness opinion, dated September 13, 2004, which sets forth the assumptions made, procedures followed, other matters considered and limitations of the review undertaken, is attached as Annex A to this Statement. Rag Shops shareholders are urged to read this opinion and SunTrust's presentation to the board of directors, attached hereto as Exhibit (a)(7), in their entirety. SunTrust's opinion was directed only to the fairness, from a financial point of view, of the consideration to be paid by Purchaser to the holders of Rag Shops common stock pursuant to the Acquisition Agreement and Stock Purchase Agreement. SunTrust's opinion was delivered in conjunction with its presentation to the Rag Shops board of directors, and was for the information of the Rag Shops board of directors and does not constitute a recommendation as to how any stockholder should act in connection with the Offer and the Merger. This summary of the fairness opinion of SunTrust is qualified in its entirety by reference to the full text of such opinion which is filed as Exhibit (a)(6) hereto and the basis for the fairness opinion is qualified in its entirety by reference to the full text of the presentation to the board of directors which is filed as Exhibit (a)(7), and we incorporate such text herein by reference.

In preparing its opinion, SunTrust performed a variety of financial and comparative analyses, a summary of which are described below. The summary is not a complete description of the analyses underlying SunTrust's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust's opinion.

In performing its analyses, SunTrust made numerous assumptions with respect to Rag Shops, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of Rag Shops. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

The following is a summary of the material financial and comparative analyses presented by SunTrust in connection with its opinion to the Rag Shops Board.

Analysis of Rag Shops

Stock Price Trading History

SunTrust examined the trading history of Rag Shops' common stock relative to the Offer Price. For the period beginning February 24, 2003, and ending February 24, 2004, the last business day immediately prior to the date on which Rag Shops announced that it had engaged SunTrust to provide investment banking advice and services to Rag Shops stock in connection with its review and analysis of various strategic alternatives, including a potential sale of Rag Shops. The highest daily closing price of Rag Shops common stock on the Nasdaq SmallCap Market was $4.74 and lowest daily closing price of Rag Shops was $2.98. The closing price for Rag Shops' common stock on February 24, 2004 was $3.65. For the 52-week period ending August 30, 2004, the highest daily closing price of Rag Shops was $4.74 and lowest daily closing price of Rag Shops was $3.11 The closing price of Rag Shops' common stock on the Nasdaq Small Cap Market on August 30, 2004 was $3.61.

Analysis of Selected Publicly-Traded Reference Companies

SunTrust compared selected financial data and market information for Rag Shops to the corresponding financial data and market information for two groups of public companies selected by SunTrust. The first group consisted of craft and celebration retailers and included A.C. Moore Arts & Crafts, Inc., Hancock Fabrics, Inc., Jo-Ann Stores, Inc., Michaels Stores, Inc. and Party City Corporation ("Craft & Celebration Retailers"). The second group consisted of the Craft & Celebration Retailers, as well as a group of discount retailers that included 99 Cents Only Stores, Big Lots, Inc., Dollar General Corporation, Dollar Tree Stores, Inc., Family Dollar Stores, Inc. and Fred's, Inc. ("Craft, Celebration & Discount Retailers"). The Craft & Celebration Retailers were selected by SunTrust as companies that were representative, in its opinion, of the particular segment of the retail craft and fabrics industry in which Rag Shops operates and which have similar financial characteristics to Rag Shops.

For each of the selected publicly-traded reference companies, SunTrust analyzed, among other things, the firm value of the company, defined as its market capitalization plus debt outstanding, based on publicly reported financial results as of the date of the opinion, less cash and cash equivalents on hand, based on publicly reported financial results as of the date of the opinion, as a multiple of (i) the company's revenue for the latest twelve month ("LTM") period, based on publicly reported financial results as of September 13, 2004, the date of the fairness opinion, and projections for the 2004 fiscal year; (ii) the company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the LTM period, based on publicly reported financial results as of September 13, 2004, the date of the fairness opinion and projections for the 2004 and 2005 fiscal years; and (iii) the company's earnings before interest and taxes ("EBIT") for the LTM period, based on publicly reported financial results as of September 13, 2004, the date of the fairness opinion, and projections for the 2004 fiscal year. SunTrust also analyzed the stock price of each of the selected publicly-traded reference companies as a multiple of the company's (i) book value, based on publicly reported financial results as of the date of the opinion; and (ii) earnings per share ("EPS") for the LTM period, based on publicly reported financial results as of and projections for the 2004 and 2005 fiscal and/or calendar years. All multiples were based on closing stock prices of Rag Shops' common stock on the Nasdaq Small Cap Market as of August 30, 2004. Projected revenue, EBITDA and EBIT for the reference companies were based on Bloomberg consensus estimates. Bloomberg is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. Projected EPS for the reference companies was based on First Call data. First Call is an equity/industry research service. It provides research notes, earnings estimates and fundamental analyses from the top investment firms on thousands of U.S. and international publicly-traded companies. The following table sets forth the mean and median multiples indicated by the market analysis of the two selected groups of publicly-traded reference companies:

	Craft & Celebration Retailers				Craft, Celebration & Discount Retailers
	Mean		Median		Mean		Median
Firm Value to:
LTM Revenue	0.67	x	0.54	x	0.70	x	0.83	x
2004 Revenue	0.64		0.54		0.66		0.72
LTM EBITDA	8.1		9.3		8.1		8.3
2004 EBITDA	6.5		5.9		7.1		7.0
2005 EBITDA	6.3		6.4		6.4		6.4
LTM EBIT	11.0		11.9		11.2		11.9
2004 EBIT	9.2		9.9		10.5		10.4
Equity Value to:
LTM Net Income	19.0	x	20.7	x	18.7	x	18.8	x
Net Income 2004	18.6		19.2		18.2		18.1
Net Income 2005	14.1		14.4		14.6		14.6
Book Value	2.2		2.4		2.4		2.4

Based upon the mean and median multiples derived by SunTrust from this analysis for the Craft & Celebration Retailers, Rag Shops' LTM results for the period ended May 29, 2004, and projected 2004 and 2005 results, SunTrust calculated a range of implied equity values for Rag Shops between $15.50 and $0.00 per share using the reference companies' mean multiples and a range of implied equity values for Rag Shops between $12.45 and $0.00 per share using the reference companies' median multiples. The weighted average and median implied equity values derived from this analysis using the Craft & Celebration Retailers' mean multiples, Rag Shops' LTM results ended May 29, 2004 and projected 2004 and 2005 results were $2.64 and $0.00 per share, respectively. The weighted average and median implied equity values derived from this analysis using the Craft & Celebration Retailers' median multiples, Rag Shops' LTM results ended May 29, 2004 and projected 2004 and 2005 results were $2.42 and $0.00 per share, respectively.

Based upon the mean and median multiples derived from this analysis for the Craft, Celebration & Discount Retailers, Rag Shops' LTM results ended May 29, 2004 and projected 2004 and 2005 results, SunTrust calculated a range of implied equity values for Rag Shops between $16.19 and $0.00 per share using the reference companies' mean multiples and a range of implied equity values for Rag Shops between $19.27 and $0.00 per share using the reference companies' median multiples. The weighted average and median implied equity values derived from this analysis using the Craft, Celebration & Discount Retailers' mean multiples, Rag Shops' LTM results ended May 29, 2004 and projected 2004 and 2005 results were $2.76 and $0.00 per share, respectively. The weighted average and median implied equity values derived from this analysis using the Craft, Celebration & Discount Retailers' median multiples, Rag Shops' LTM results ended May 29, 2004 and projected 2004 and 2005 results were $2.99 and $0.00 per share, respectively.

SunTrust compared the implied equity values per share from each of these analyses to the Offer Price.

SunTrust noted that none of the companies used in the market analysis of selected publicly-traded reference companies was identical to Rag Shops and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies and Rag Shops.

Analysis of Selected Merger and Acquisition Transactions

SunTrust performed an analysis of selected completed and pending reference transactions involving retail companies announced between January 1, 1999 and August 30, 2004, that it deemed relevant.

For the selected transactions, SunTrust analyzed, among other things, the consideration paid in such transactions, including the assumption of debt by the acquiring company, of the selling company, as a multiple of LTM Revenue, EBITDA and EBIT, as well as the consideration paid in such transactions for the equity of the selling company as a multiple of net income. Revenue, EBITDA, EBIT and net income were based on historical financial information available in public filings and press releases of the selling company related to the selected transactions. The following table sets forth the multiples indicated by this analysis:

	All Reference Transactions
	Mean		Median
Firm Value to:
LTM Revenue	0.60		0.51
LTM EBITDA	8.9	x	8.7	x
LTM EBIT	13.2		12.0
Equity Value to:
Net Income	20.3	x	22.5	x

Based upon the multiples derived from this analysis and Rag Shops' results for the LTM period ended May 29, 2004, SunTrust calculated a range of implied equity values for Rag Shops between $0.00 and $13.76 per share using the mean multiples for the reference transactions and a range of implied equity values for Rag Shops between $0.00 and $11.52 using the median multiples from the reference transactions. The weighted average and median implied equity values derived from this analysis using the mean multiples from the reference transactions and Rag Shops' LTM ended May 29, 2004 results were $0.00 and $2.06 per share, respectively. The weighted average and median implied equity values derived from this analysis using the median multiples from the reference transactions and Rag Shops LTM ended May 29, 2004 results were $0.00 and $1.73 per share, respectively. SunTrust compared these implied equity values per share to the Offer Price.

Premiums Paid Analysis

SunTrust performed an analysis of the premiums paid in three groups of selected merger and acquisition transactions which, in SunTrust's judgment, were deemed to be relevant to the proposed transaction for purposes of this analysis. The first group consisted of acquisitions of public companies from January 1, 2004 to August 30, 2004, with an aggregate transaction value of between $10 and $100 million and in which the purchaser purchased 50% or more of the selling company ("Recent Similar-Sized Transactions"). This group included 150 transactions. The second group consisted of acquisitions of public retail companies from January 1, 2002 to August 30, 2004 in which the purchaser purchased 50% or more of the selling company ("Retail Transactions"). This group included 93 transactions. The third group consisted of acquisitions of public specialty retail companies from January 1, 2002 to August 30, 2004 in which the purchaser purchased 50% or more of the selling company ("Specialty Retail Transactions"). This group included 32 transactions. For each group, SunTrust reviewed the percentage premium paid in such transactions for the equity of the selling company relative to the selling company's closing price of its common stock one day, five days and 30 days prior to public announcement of the transaction. The table below summarizes the range of premiums paid for each of the three groups of transactions described above.

	Purchase Price Premium Prior to Announcement
	1 Day	5 Days	30 Days
Recent Similar-Sized Transactions
Mean Premium	26.9%	28.8%	29.6%
Median Premium	13.5	16.0	17.5
Retail Transactions
Mean Premium	28.3%	37.1%	45.1%
Median Premium	21.0	29.0	36.0
Specialty Retail Transactions
Mean Premium	22.3%	24.7%	28.8%
Median Premium	21.0	22.5	26.0

Based upon the premiums paid on the Recent Similar-Sized Transactions, SunTrust calculated a range of implied equity values for Rag Shops between $4.58 and $4.68 per share using the mean premiums for the selected transactions and a range of implied equity values for Rag Shops between $4.10 and $4.24 per share using the median premiums for the selected transactions. The mean and median implied equity values derived from this analysis using the mean premiums from the Recent Similar-Sized Transactions and Rag Shops' closing stock price on August 30, 2004, were $4.64 and $4.65 per share, respectively. The mean and median implied equity values derived from this analysis using the median premiums from the Recent Similar-Sized Transactions and Rag Shops' closing stock price on August 30, 2004 were $4.18 and $4.19 per share, respectively.

Based upon the premiums paid on the Retail Transactions, SunTrust calculated a range of implied equity values for Rag Shops between $4.63 and $5.24 per share using the mean premiums for the selected transactions and a range of implied equity values for Rag Shops between $4.37 and $4.91 per share using the median premiums for the selected transactions. The mean and median implied equity values derived from this analysis using the mean premiums from the Retail Transactions and Rag Shops' closing stock price on August 30, 2004 were $4.94 and $4.95 per share, respectively. The mean and median implied equity values derived from this analysis using the median premiums from the Retail Transactions and Rag Shops' closing stock price on August 30, 2004 were $4.64 and $4.66 per share, respectively.

Based upon the premiums paid on the Speciality Retail Transactions, SunTrust calculated a range of implied equity values for Rag Shops between $4.41 and $4.65 per share using the mean premiums for the selected transactions and a range of implied equity values for Rag Shops between $4.37 and $4.55 per share using the median premiums for the selected transactions. The mean and median implied equity values derived from this analysis using the mean premiums from the Specialty Retail Transactions and Rag Shops' closing stock price on August 30, 2004 were $4.50 and $4.52 per share, respectively. The mean and median implied equity values derived from this analysis using the median premiums from the Specialty Retail Transactions and Rag Shops' closing stock price on August 30, 2004 were $4.42 and $4.45 per share, respectively.

SunTrust compared the implied equity values per share from each of these analyses to the Offer Price.

Discounted Cash Flow Analysis

SunTrust performed a discounted cash flow analysis of Rag Shops to estimate the net present equity value per share of Rag Shops. The discounted cash flow analysis was based upon projections provided by Rag Shops' management for fiscal years 2005 through 2009. SunTrust calculated a range of net present firm values for Rag Shops based on its free cash flow over the projected time period using a weighted average cost of capital for Rag Shops ranging from 15% to 25% and terminal value multiples of Rag Shops' fiscal year 2009 EBITDA of 5.5x to 7.5x. The analysis indicated a range of implied equity values for Rag Shops between $2.30 and $5.09 per share. SunTrust compared these implied equity values per share to the Offer Price.

Other Responses and Proposals

SunTrust also took into consideration various other factors including the responses and proposals that resulted from the discussions that SunTrust and Rag Shops' senior management held with various parties that were interested either in acquiring or merging with Rag Shops. Approximately 115 parties were contacted by or contacted SunTrust regarding their interest in Rag Shops. Seven of these parties submitted written, non-binding indications of value. Of these parties, 6 conducted meetings with Rag Shops' senior management and conducted further due diligence. After concluding due diligence, no party made a definitive offer to acquire or merge with Rag Shops at a price equal to or greater than the $4.30 per share value offered by Sun.

Position of Rag Shops as to the Fairness of the Transaction; Reasons for the Board's Recommendation

In approving the Acquisition Agreement and the transactions contemplated by it, including the Stock Purchase Agreement, the Offer and the Merger (the "Transaction"), our board of directors determined that the Transaction was substantively and procedurally fair to and in the best interests of Rag Shops' unaffiliated security holders and that the Transaction was advisable. Based on such determinations, the board recommended that all holders of our common stock to accept the offer and tender their shares of our common stock pursuant to the Offer.

In evaluating the fairness and advisability of the Transaction, the board of directors considered the following factors, each of which the board of directors believes supports its determination as to fairness:

•	the financial condition, results of operations and businesses of Rag Shops, on both a historical and prospective basis;

•	our future prospects and alternatives available to us as a stand-alone enterprise;

•	our inability to grow the business through acquisitions due to our depressed stock price and our inability to purchase another business with cash;

•	our lack of a management succession plan;

•	current industry, economic and market conditions and historical market prices;

•	price-to-earnings multiples and recent trading patterns of our common stock, including the lack of liquidity and trading volume of our common stock and our common stock's decrease in price;

•	our lack of institutional ownership and lack of research analyst coverage;

•	market prices and financial data relative to other companies engaged in the same or similar businesses as ours, and the prices and other terms of recent acquisition transactions in our industry;

•	our financial advisor contacted or was contacted by 115 potential bidders over a five month period and received only 4 favorable bids after performing a thorough market check;

•	certain challenges facing Rag Shops, including competition in each part of our business from other industry participants and our position in the industry relative to our competitors;

•	the relationship of the Offer to the historical market prices of our common stock, including (1) that the Offer Price represents a premium of approximately 23% over the closing price of our common stock on the trading day immediately preceding the announcement of the Transaction, (2) that the Offer Price represents a premium of approximately 18% over the median trading price of our common stock during the 30 calendar days immediately preceding the announcement of the Transaction, (3) that the Offer Price represents a premium of approximately 19% over the average closing price for our common stock of $3.60 during the 12-month period ended September 10, 2004 and (4) that no other bidder offered a price per Share as high as the Offer Price;

•	presentations by, and discussions with, our senior management and representatives of our financial and legal advisors regarding the Merger;

•	the fact that the Acquisition Agreement provides for a prompt cash tender offer for all outstanding shares of our common stock which may be followed by the Merger at the same cash price per share, thereby enabling our stockholders to obtain the benefits of the Transaction at the earliest possible time, and thereby reduce the risk of intervening events;

•	the form of consideration to be paid to our stockholders pursuant to the Offer and the Merger, and the certainty of value of cash consideration;

•	the financial presentation of SunTrust and the written opinion dated September 13, 2004, as to the fairness, from a financial point of view and as of such date, of the $4.30 per share cash consideration to be received in the Transaction by holders of our common stock, which financial presentation and fairness opinion were adopted by the board. The full text of SunTrust's written opinion, dated September 13, 2004, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by SunTrust, is attached hereto as Annex A and is incorporated herein by reference;

•	that the Offer and the Merger would be taxable to Rag Shops stockholders and the cash paid to them pursuant to the Offer or the Merger could be used to satisfy any tax liability resulting from the Offer or the Merger;

•	that the costs of remaining a public company, including the costs of complying with the rules and regulations of the SEC, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq SmallCap Market, which represents a significant financial drain on our resources and which is eroding stockholder value;

•	that the Acquisition Agreement permits the board to withdraw or modify its recommendation of the Transaction to the extent that the board determines that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

•	that the withdrawal or modification of the board's recommendation of the Transaction would not alter its approval of the Acquisition Agreement for purposes of Section 203 of the DGCL;

•	that the Acquisition Agreement permits Rag Shops to participate in discussions or negotiations with, or furnish information to, any person that delivers a Takeover Proposal that, in the good faith judgment of the board, is, or is reasonably likely to, lead to a Superior Proposal;

•	that neither the commencement nor the consummation of the Offer is subject to the Parent's ability to secure financing commitments;

•	the fact that the offer is not contingent upon a minimum percentage of shares being tendered;

•	the likelihood of obtaining required regulatory approvals; and

•	the ability of Rag Shops stockholders who object to the Merger to obtain "fair value" for their shares of our common stock if they exercise and perfect their appraisal rights under Delaware law.

Additionally, we note the following factors that enabled our independent directors to determine that there were adequate procedural safeguards in place to permit them to determine that the Transaction is fair to our unaffiliated security holders:

•	Neither Sun nor any of its affiliates owned or controlled any shares of our common stock prior to the execution and delivery of the Acquisition Agreement on September 13, 2004. Accordingly, the interest of our directors during the negotiation of the Transaction was no different than the interest of the directors of any public company when negotiating the sale of control of the company to an unaffiliated third party.

•	To the extent that Messrs. Berenzweig and Gerstel had interests in the Transaction that were different than those of our unaffiliated security holders by virtue of the Stock Purchase Agreement (see "Item 3—Stock Purchase Agreement"), we addressed this difference by requiring them to abstain from the board's approval of the Transaction. Accordingly, the independent directors' determination that the Transaction is fair to our unaffiliated security holders was made without input from Messrs. Berenzweig and Gerstel.

•	The independent directors determined that our legal and financial advisors (i.e., Sills Cummis and SunTrust) were independent, especially in light of the fact that they had both been engaged by us well before we had begun negotiations with Sun Capital.

•	The independent directors determined that, in light of the above factors and the size of the proposed Transaction, the potential additional benefit of hiring additional independent legal and financial advisors would be more than offset by the cost to us of so doing.

Notwithstanding the above, we acknowledge the board did not employ two procedural safeguards that may be considered to enhance procedural fairness — namely, the use of a special committee and a condition requiring the Transaction be subject to the approval of at least a majority of our unaffiliated security holders. Nevertheless, we believe that the absence of these two safeguards did not diminish the fairness of the process undertaken by the board.

The foregoing discussion of information and factors considered and given weight by the board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the board. The board does not believe that there are any other material negative factors other than those stated below with respect to the loss of the opportunity to participate in the growth and profits, if any, of Rag Shops following the Offer. In evaluating the Transaction, the members of the board considered their knowledge of the business, financial condition and prospects of Rag Shops, and the views of our management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the board may have given different weights to different factors.

The board recognized that, while the Transaction gives our stockholders the opportunity to realize a significant premium over the price at which the shares of our common stock were traded prior to the public announcement of the Transaction, adopting the Acquisition Agreement would eliminate the opportunity for our stockholders to participate in the future growth and profits, if any, of Rag Shops. The board believed that the loss of the opportunity to participate in the growth and profits of Rag Shops following the Offer are reflected in the $4.30 per share price offered by Parent in the Offer. The board also recognized that, as a result of the transactions contained in the Stock Purchase Agreement, Parent already owns approximately 55.7% of the Shares and, thus, controls the affairs of the company.

In reaching its recommendation that the stockholders accept the Offer and tender their shares, the board believes that it engaged in a process with safeguards that ensure that the Transaction is in the best interest of Rag Shops and its unaffiliated security holders. These procedural safeguards are disclosed above and include, in particular

•	the engagement of SunTrust, and

•	the performance of a thorough market check, and

•	the conduct of negotiations exclusively by the independent directors, and

•	the receipt by the board of a fairness opinion, and

•	the abstention by interested directors in voting for the Transaction.

Intent to Tender

To the best of our knowledge, except as set forth in the following sentence, each executive officer, director, affiliate or subsidiary of Rag Shops who owns shares of our common stock intends to tender all issued and outstanding shares of our common stock held of record by such person to Purchaser in the Offer. In addition, Stanley Berenzweig, Doris Berenzweig, The Doris and Stanley Berenzweig Charitable Foundation Inc., Mona Adelson, Gail Loia, Steven Barnett and Judith Lombardo (of whom Mr. Berenzweig, Mrs. Berenzweig, Mr. Barnett and Ms. Lombardo are or were executive officers of Rag Shops) sold all of the Shares owned by them for $4.30 per share pursuant to the Stock Purchase Agreement. Such persons owned 2,671,199 shares of our outstanding common stock (approximately 55.7% of our outstanding shares), not including shares issuable upon exercise of options. Our remaining executive officers, directors, affiliates or subsidiaries own, in the aggregate, less than 1% of the issued and outstanding shares of our common stock.

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated September 22, 2004, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(B)*	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(F)*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(G)	Supplement to Offer to Purchase, dated October 7, 2004, and incorporated herein by reference.
(a)(1)(H)	Transaction Statement on Schedule 13E-3 of Rag Shops as filed with the SEC on October 7, 2004.
(a)(5)(A)*	Press Release issued by Rag Shops on September 13, 2004 announcing Purchasers proposal of the Offer, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No 033-40077).
(a)(6)*	Opinion of SunTrust addressed to the board of directors, dated September 13, 2004 (included as Annex A to the Schedule 14D-9 filed with the SEC on September 22, 2004).
(a)(7)*	Fairness Presentation of SunTrust given to Rag Shops' Board of Directors on September 7, 2004.
(e)(1)*	Agreement and Plan of Merger, dated September 13, 2004, by and among Rag Shops, Parent and Purchaser, incorporated by reference to Rag Shops' Current Report on Form 8-K/A, filed by Rag Shops with the SEC on September 22, 2004. (File No. 033-40077).
(e)(2)*	Stock Purchase Agreement, dated September 13, 2004, by and among Rag Shops, Parent, Purchaser and the stockholders named therein, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No. 033-40077).
(e)(3)*	Management Services Agreement, dated September 13, 2004, between Rag Shops and Sun Capital Partners Management III, LLC, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004. (File No. 033-40077).
(e)(4)*	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust.

EXHIBIT NO.	DESCRIPTION
(e)(5)*	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun.
(e)(6)*	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun.
(e)(7)*	Mutual Release, dated September 13, 2004, between Doris Berenzweig and Rag Shops.
(e)(8)*	Mutual Release, dated September 13, 2004, between Stanley Berenzweig and Rag Shops.
(e)(9)*	Funding Agreement, dated September 13, 2004, between Stanley Berenzweig and Rag Shops.
(e)(10)*	Escrow Agreement, dated September 13, 2004, among Stanley Berenzweig, Rag Shops and Hughes Hubbard & Reed LLP.
(e)(11)*	The Information Statement of Rag Shops (included as Annex B to the Schedule 14D-9) filed with the SEC on September 22, 2004.
(e)(12)*	Description of Appraisal Rights, incorporated by reference to Schedule C of the Offer to Purchase.
(e)(13)*	Certificate of Incorporation of Rag Shops, incorporated by reference to Rag Shops' Registration Statement on Form S-1, filed with the SEC on April 23, 1991 (File No. 033-40077).
(e)(14)*	Bylaws of Rag Shops, as amended, incorporated by reference to Rag Shops' Registration Statement on Form S-1, filed with the SEC on April 23, 1991 (File No. 033-40077).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAG SHOPS, INC.
By: /s/ Jeffrey C. Gerstel
Jeffrey C. Gerstel, President and Chief Operating Officer

Dated: October 7, 2004